

Mail Stop 4561

September 24, 2015

Luke LaLonde
President, Chief Executive Officer and Chief Financial Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

> **Re: SuperDirectories, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 15, 2014**
> **File No. 000-51533**

Dear Mr. LaLonde:

We issued comments to you on the above captioned filing on July 17, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 8, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joyce Sweeney, Staff Accountant, at 202-551-3449 if you have any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services